UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Buhrmann NV

(Name of Issuer)

Ordinary Shares at a par value of EUR 1.20 per
share, represented by American Depositary Shares

(Title of Class of Securities)

12007Q100

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12007Q100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 21,832,426 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 21,832,426 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,832,426 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,213,533 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,213,533 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,533 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 23,045,959 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 23,045,959 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,045,959 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Office, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,069,146 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,069,146 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,069,146 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 24,115,105 Ordinary Shares

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 24,115,105 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,115,105 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.0%

14.	Type of Reporting Person (See Instructions) PN

This Statement on Schedule 13D relates to certain securities of Buhrmann NV (“Buhrmann” or the “Issuer”), as previously reported by the Reporting Persons (as defined below) on a Schedule 13G filed on June 25, 2003.  Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares at a par value of EUR 1.20 per share, represented by American Depositary Shares (the “Ordinary Shares”) of Buhrmann.  The principal executive offices of Buhrmann are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIFIV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), (iv) AP Office, LLC, a Delaware limited liability company (“AP Office”), and (v) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”).  AIFIV, Overseas IV, AP Office, Advisors IV and Management IV are referred to collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

AP Office is principally engaged in the business of investment in securities of the Issuer.  AIFIV and Overseas IV are principally engaged in the business of investing in securities.  Management IV is principally engaged in the business of serving as the manager of AP Office, AIFIV and Overseas IV.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the AIFIV and Overseas IV.

AIFIV Management, Inc., a Delaware corporation (“AIFIVM”), is the general partner of Management IV.  AIFIVM is principally engaged in the business of serving as the general partner of Management IV and other investment funds.

Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management”), is the general partner of Advisors IV.  Capital Management is principally engaged in the business of serving as general partner to Advisors IV.

The address of the principal office of each of AIFIVM and Capital Management is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFIVM and Capital Management and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFIVM, Capital Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 28, 1999, AIFIV, Overseas IV and AP Office acquired an aggregate of 23,500 shares of preference shares C of the Issuer (“Preference Shares C”) in exchange for approximately $235 million in cash.  In December 1999, the Issuer redeemed an aggregate of 1,000 shares of Preference Shares C from AIFIV and Overseas IV for $10 million in cash.  Since October 1999, from time to time, the holders of the Preference Shares C, including AIFIV, Overseas IV and AP Office, have been issued dividends by the Issuer paid in additional shares of Preference Shares C.

AIFIV, Overseas IV and AP Office obtained the funds used to make the purchases described herein from capital contributions through their investors.

Item 4.	Purpose of Transaction

On May 5, 2004, the Issuer paid a dividend to the holders of its Preference Shares C in additional shares of Preference Shares C.  As a result of the dividend, the Reporting Persons were issued an aggregate of 1,437 additional shares of Preference Shares C.  The beneficial ownership of Ordinary Shares as reported herein also reflects a reduction in the Conversion Price with respect to the Preference Shares C to EUR 13.00 per share, as adjusted from time to time in accordance with the Articles of Association (the “Articles”) of the Issuer, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

As of May 5, 2004, AIFIV owns of record 25,403 Preference Shares C, Overseas IV owns of record 1,412 Preference Shares C and AP Office owns of record 1,244 Preference Shares C.  Each share of Preference Shares C is convertible into approximately 859.443 Ordinary Shares.  Assuming the conversion of all of the Preference Shares C as of May 5, 2004, the Reporting Persons would beneficially own in the aggregate 24,115,105 Ordinary Shares of the Issuer, representing approximately 15.0% of the outstanding Ordinary Shares of the Issuer.

All of the Ordinary Shares reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

As the general partner of AIFIV and the managing general partner of Overseas IV, Advisors IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV and Overseas IV.  As the manager of AIFIV, Overseas IV and AP Office, Management IV may be deemed to beneficially own all of the Ordinary Shares beneficially owned by AIFIV, Overseas IV and AP Office.  AIFIVM may also be deemed to beneficially own the Ordinary Shares shown as beneficially owned by Advisors IV, AIFIV or Overseas IV.  Capital Management may also be deemed to beneficially own the Ordinary Shares shown as beneficially owned by Management IV, AP Office, AIFIV or Overseas IV.  AIFIV, Overseas IV and AP Office each disclaim beneficial ownership of the Ordinary Shares held by each other, and Advisors IV, Management IV, AIFIVM and Capital Management each disclaim beneficial ownership of the

Ordinary Shares held by AIFIV, Overseas IV and AP Office. The filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)           See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 136,691,918 outstanding Ordinary Shares of the Issuer, based on information provided by the Issuer to the Reporting Persons on April 9, 2004.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement.
Exhibit 2: Articles of Association of Buhrmann NV, dated as of May 6, 2004, as posted by the Issuer on its website.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 14, 2004	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: May 14, 2004	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: May 14, 2004	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: May 14, 2004	AP OFFICE, LLC

	By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

		By:	AIF IV MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date: May 14, 2004	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV MANAGEMENT, INC.
Its General Partner

		By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFIVM and Capital Management.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFIVM and Capital Management are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFIVM, Capital Management and other related investment managers.  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors IV, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.